UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Versata, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

925298 10 1

(CUSIP Number)

Dennis R. Cassell, Esq.

Haynes and Boone, LLP

901 Main Street

Suite 3100

Dallas, Texas 75202

(214) 651-5319

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 17, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 925298101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) TRILOGY, INC. 74-2887051

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, SC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 14,300,542

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 14,300,542

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,300,542

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 90.4% (1)

14.	Type of Reporting Person (See Instructions) CO

(1)           Based on a total of 15,815,895 shares outstanding of Common Stock of the Issuer.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) V ACQUISITION, INC. 14-1946235

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, SC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 14,300,542

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 14,300,542

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,300,542

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 90.4% (1)

14.	Type of Reporting Person (See Instructions) CO

(1)           Based on a total of 15,815,895 shares outstanding of Common Stock of the Issuer.

Item 1.	Security and Issuer

This Statement (this “Statement”) relates to the common stock, par value $0.001 (the “Common Stock”) of Versata, Inc., a Delaware corporation (the “Company”).  The address of the principal executive offices of the Company is 300 Lakeside Drive, Suite 1300, Oakland, CA  94612.

This Statement is being filed by Trilogy, Inc. (“Trilogy”) and V Acquisition, Inc. (“V Acquisition”), a wholly owned subsidiary of Trilogy, collectively (the “Reporting Persons”).
Item 2.	Identity and Background
2.1 Trilogy:

(a)           This Statement is filed by Trilogy, a Delaware corporation.  The names of the directors and executive officers of Trilogy, their citizenship and present principal occupation or employment are set forth on Schedule I hereto, which schedule is incorporated herein by reference.

(b) The principal executive offices of Trilogy are located at 6011 West Courtyard Dr., Suite 300, Austin, Texas 78730.

(c)           Trilogy is engaged in providing technology powered business services that result in transformational economic value for its customers.  Trilogy also sells enterprise software and related services through a business unit called Trilogy Technology Group.

(d) and (e)              During the past five years, neither Trilogy, or any other person named on Schedule I, to the best of their knowledge, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) All of the persons named in Schedule I are citizens of the United States.
2.2 V Acquisition:

(a)           This Statement is filed by V Acquisition, a Delaware corporation.  The names of the directors and executive officers of V Acquisition, their citizenship and present principal occupation or employment are set forth on Schedule II hereto, which schedule is incorporated herein by reference.

(b) The principal executive offices of V Acquisition are located at 6011 West Courtyard Dr., Suite 300, Austin, Texas 78730.

(c)           V Acquisition is a newly formed Delaware corporation and a wholly owned subsidiary of Trilogy.  V Acquisition has been organized solely in connection with this offer and has not carried on any activities other than in connection with this offer.

(d) and (e)              During the past five years, neither V Acquisition, or any other person named on Schedule II, to the best of their knowledge, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws
(f) All of the persons named in Schedule II are citizens of the United States.
Item 3.	Source and Amount of Funds or Other Consideration

On January 17, 2006, the Reporting Persons purchased 6,663,193 shares (“Shares”) at $0.40 per share at the conclusion of Trilogy’s tender offer. The aggregate consideration for these Shares of $2,665,277 was paid by Trilogy out of working capital.

On January 23, 2006, the Reporting Persons purchased 7,637,349 Shares at $0.40 per share upon the exercise of its option to purchase Shares pursuant to the terms of the Agreement and Plan of Merger (the “Merger Agreement”), dated December 7, 2005, as amended on January 18, 2006. The aggregate consideration for these Shares of $3,054,939 was paid by Trilogy issuing a promissory note to the Company.

Item 4.	Purpose of Transaction

The purpose of the transaction is for the Reporting Persons to acquire the entire equity interest in the Company. The tender offer was made pursuant to the Merger Agreement, dated December 7, 2005, as amended on January 18, 2006. Pursuant to the Merger Agreement, on December 16, 2005, Trilogy offered to acquire all of the outstanding securities of the Company for a cash consideration of $0.40 per share. At the conclusion of the offer Trilogy purchased 6,663,193 Shares of the Common Stock and the Company issued to Trilogy 7,637,349 Shares at a purchase price of $0.40 per Share. As a result, V Acquisition will be merged with and into the Company (the “Merger”). Upon consummation of the Merger, the Company will become a wholly-owned subsidiary of Trilogy

Item 5.	Interest in Securities of the Issuer
(a) Trilogy and V Acquisition may be deemed to beneficially own 14,300,542 Shares or 90.4% of the Company.
(b)

	Shared Voting Power	Sole Voting Power	Shared Dispositive Power	Sole Dispositive Power

Trilogy	14,300,542	0	14,300,542	0

V Acquisition	14,300,542	0	14,300,542	0

(c)           Charles I. Frumberg, a member of the board of directors of Trilogy, is a Managing Partner of Emancipation Capital. Joseph A. Liemandt and Diane Liemandt-Reimann, also members of the board of directors of Trilogy, are investors in Emancipation Capital. As of December 7, 2005, Emancipation Capital owned 487,449 Shares, representing ownership of approximately 6.0% of the issued and outstanding Shares. On December 14, 2005, Emancipation Capital sold 400,000 of these Shares. Except as described herein, there have been no transactions by the Reporting Persons or the persons whose names are listed on Schedules I or II in securities of the Company during the past sixty days.

(d)           No one other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares owned by the Reporting Persons.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as described above in Item 4 and Item 5 of this Schedule 13D, the Reporting Persons, nor to the best of the Reporting Persons’ knowledge, any of the persons listed on Schedule I or II, has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Company, including, but not limited to, the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or losses, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits
1.

Agreement and Plan of Merger among Trilogy, V Acquisition, and the Company, dated December 7, 2005 (incorporated by reference to Exhibit (d)(1) to the Schedule TO of Trilogy, Inc. and V Acquisition, Inc. filed on December 16, 2005).

2.	First Amendment to Agreement and Plan of Merger, dated January 18, 2006.
3.	Stockholder Tender and Voting Agreement, dated December 7, 2005 (incorporated by reference to Exhibit (d)(3) to the Schedule TO of Trilogy, Inc. and V Acquisition, Inc. filed on December 16, 2005).
4.	Offer to Purchase, dated December 16, 2005 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO of Trilogy, Inc. and V Acquisition, Inc. filed on December 16, 2005).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TRILOGY, INC.
January 23, 2006
Date
/s/ Sean P. Fallon
Signature
Sean P. Fallon/Vice President - Finance
Name/Title

Schedule I

Trilogy, Inc. Directors and Executive Officers

The name and present principal occupation of each executive officer and director of Trilogy, Inc. is set forth below.  The business address of each executive officer and director of Trilogy, Inc. is c/o Trilogy, Inc., 6011 West Courtyard Dr., Suite 300, Austin, TX 78730.  All of the persons listed below are United States citizens.

Name	Position with Trilogy, Inc.	Principal Occupation (if different)
Joseph A. Liemandt	Mr. Liemandt founded Trilogy and has been a director since 1989. Mr. Liemandt has been Trilogy’s President and Chief Executive Officer since its founding.

Diane Liemandt-Reimann	Ms. Liemandt-Reimann has been a director of Trilogy since 1994.

Charles I. Frumberg	Mr. Frumberg has been a director of Trilogy since 1992.	Mr. Frumberg has been a managing member of Emancipation Capital LLC since 2002. Prior to joining Emancipation Capital, Mr. Frumberg was Co-Head of Equities at SG Cowen from 1998 to 2002.

Arthur J. Marks	Mr. Marks has been a director of Trilogy since 1992.

Mr. Marks founded Valhalla Partners in 2002, a venture capital partnership, and has been a general partner since.  Prior to founding Valhalla Partners, Mr. Marks was a general partner at NEA, a venture capital partnership, from 1983 until 2001.

Dennis R. Cassell	Mr. Cassell has been a director of Trilogy since 1992.	Mr. Cassell has been a partner of the law firm Haynes and Boone, LLP for more than the past five years.

Sean P. Fallon	Mr. Fallon is Trilogy’s Vice President of Finance and since 2004 has been acting as Chief Financial Officer. Since joining Trilogy in 1999, Mr. Fallon has also served as Trilogy’s Treasurer.

Lance A. Jones	Mr. Jones has been Trilogy’s Vice President and General Counsel since 2000. In 2005, Mr. Jones was also named Trilogy’s Secretary. Mr. Jones joined Trilogy in 1992.

Schedule II

V Acquisition, Inc. Directors and Executive Officers

The name and present principal occupation of each executive officer and director of V Acquisition, Inc. is set forth below.  The business address of each executive officer and director of V Acquisition, Inc. is c/o V Acquisition, Inc., 6011 West Courtyard Dr., Suite 300, Austin, TX 78730.  All of the persons listed below are United States citizens.

Name	Position with V Acquisition, Inc.	Principal Occupation (if different)
Joseph A. Liemandt	Mr. Liemandt has been a director since 2005. Mr. Liemandt has been V Acquisition’s President and Chief Executive Officer since its founding in 2005.	Mr. Liemandt founded Trilogy, Inc. and has been a director of Trilogy since 1989. Mr. Liemandt has been Trilogy’s President and Chief Executive Officer since its founding.

Sean P. Fallon	Mr. Fallon has been a director since 2005. Mr. Fallon has been V Acquisition’s Vice President and Chief Financial Officer since its founding in 2005.	Mr. Fallon is Trilogy, Inc.’s Vice President of Finance and since 2004 has been acting as Chief Financial Officer. Since joining Trilogy in 1999, Mr. Fallon has also served as Trilogy’s Treasurer.

Lance A. Jones	Mr. Jones has been V Acquisition’s Secretary since its founding in 2005.	Mr. Jones has been Trilogy Inc.’s Vice President and General Counsel since 2000. In 2005, Mr. Jones was also named Trilogy’s Secretary. Mr. Jones joined Trilogy in 1992.

Dennis R. Cassell	Mr. Cassell has been a director since V Acquisition’s founding in 2005.	Mr. Cassell has been a partner of the law firm Haynes and Boone, LLP for more than the past five years.

EXHIBIT INDEX

Exhibit No.

Exhibit 1

Agreement and Plan of Merger among Trilogy, V Acquisition, and the Company, dated December 7, 2005 (incorporated by reference to Exhibit (d)(1) to the Schedule TO of Trilogy, Inc. and V Acquisition, Inc. filed on December 16, 2005).

Exhibit 2	First Amendment to Agreement and Plan of Merger, dated January 18, 2006.

Exhibit 3	Stockholder Tender and Voting Agreement, dated December 7, 2005(incorporated by reference to Exhibit (d)(3) to the Schedule TO of Trilogy, Inc. and V Acquisition, Inc. filed on December 16, 2005) .

Exhibit 4	Offer to Purchase, dated December 16, 2005 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO of Trilogy, Inc. and V Acquisition, Inc. filed on December 16, 2005).